Exhibit 99-2

FOR IMMEDIATE RELEASE	FOR:	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., May 5, 2006 - Interpool, Inc. (IPX) announced today that it will pay a cash dividend of $.08 cents per share for the second quarter of 2006. The dividend will be payable on July 17, 2006 to shareholders of record on July 3, 2006. The aggregate amount of the dividend is expected to be approximately $2,280,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 32 cents per share.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. It is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the Company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company's website at www.interpool.com.